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                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                                       OF
                              GLEASON CORPORATION
                                       AT
                              $23.00 NET PER SHARE
                                       BY
                        TORQUE ACQUISITION CO., L.L.C.,
                          A WHOLLY OWNED SUBSIDIARY OF
                       VESTAR CAPITAL PARTNERS IV, L.P.,
                                     AND BY
                              GLEASON CORPORATION

  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
       TIME, ON THURSDAY, JANUARY 27, 2000, UNLESS THE OFFER IS EXTENDED.

                                                               December 15, 1999

To Our Clients:

    Enclosed for your consideration are the Offer to Purchase dated
December 15, 1999 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") in connection with the offer by Torque Acquisition Co., L.L.C. ("Acquisition Company"), a newly formed Delaware limited liability company and a wholly owned subsidiary of Vestar Capital Partners IV, L.P. ("Vestar"), and Gleason Corporation, a Delaware corporation (the "Company" and, together with Acquisition Company, the "Purchasers"), to purchase all of the outstanding shares of common stock, par value $1.00 per share (the "Common Stock"), of the Company, together with the associated preferred share purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), at a purchase price of $23.00 per Share, net to the seller in cash (such amount, or any greater amount per Share paid pursuant to the Offer, being referred to herein as the "Offer Price"), without interest thereon, with Acquisition Company agreeing to pay for and purchase the first 2,318,126 Shares tendered pursuant to the Offer and the Company agreeing to pay for and purchase all Shares in excess of such 2,318,126 Shares paid for and purchased by Acquisition Company, upon the terms and subject to the conditions set forth in the Offer to Purchase dated
December 15, 1999 and in the enclosed Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). We are the holder of record of Shares held for your account. A tender of such Shares can be made only by us as the holder of record and pursuant to your instructions. The enclosed Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender Shares held by us for your account.

    We request instructions as to whether you wish us to tender any or all of the Shares held by us for your account, upon the terms and subject to the conditions set forth in the Offer.

    Your attention is directed to the following:

       1. The Offer Price is $23.00 per Share, net to you in cash without interest.

       2.  The Offer is being made for all outstanding Shares.

       3. The Board of Directors of the Company has unanimously approved the Merger Agreement (as defined in the Offer to Purchase) and the transactions contemplated thereby, including the Offer and the Merger (each, as defined in the Offer to Purchase), has unanimously determined that the Offer and the Merger are advisable, fair to, and in the best interests of, the Company's stockholders (other than the Acquisition Parties, their affiliates and the Foundation (each, as defined in the Offer to Purchase)) and unanimously recommends that stockholders accept the Offer and tender their Shares pursuant to the Offer.
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       4.  The Offer and withdrawal rights will expire at 12:00 Midnight, New
           York City time, on Thursday, January 27, 2000, unless the Offer is extended.

       5. The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the Expiration Date (as defined in the Offer to Purchase) that number of Shares which would result in Acquisition Company and certain other continuing stockholders of the Company owning in the aggregate at least two-thirds of the outstanding Shares on a fully-diluted basis (or approximately 6.5 million Shares) after giving effect to the repurchase of Shares by the Company in the Offer and assuming the cancellation of such Shares. The Offer is also subject to other conditions set forth in the Offer to Purchase.

       6. Any stock transfer taxes applicable to the sale of Shares to the Purchasers pursuant to the Offer will be paid by the Purchasers, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

    Except as disclosed in the Offer to Purchase, the Purchasers are not aware of any state in which the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. In any jurisdiction in which the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchasers by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

    If you wish to have us tender any or all of your Shares, please so instruct us by completing, executing and returning to us the instruction form set forth on the opposite side of this letter. An envelope to return your instructions to us is enclosed. If you authorize the tender of your Shares, all such Shares will be tendered unless otherwise specified on the opposite side of this letter. Your instructions should be forwarded to us in sufficient time to permit us to submit a tender on your behalf prior to the expiration of the Offer.